UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **December 15, 2008**

CALPINE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-12079**	**77-0212977**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

717 Texas Avenue, Houston, Texas 77002
50 West San Fernando Street, San Jose, California 95113
(Addresses of principal executive offices and zip codes)

Registrant's telephone number, including area code: (713) 830-8775

Not applicable
(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

ITEM 5.02 — DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY PLANS.

Effective December 15, 2008, Calpine Corporation (the "Company") named Zamir Rauf as Executive Vice President and Chief Financial Officer.

As reported in the Company's Current Report on Form 8-K filed on June 5, 2008, Mr. Rauf, 48, has been serving as the Company's Interim Chief Financial Officer since June 4, 2008. Previously, he served as the Company's Senior Vice President, Finance and Treasurer from September 2007 until his appointment as Interim Chief Financial Officer. Since joining the Company in February 2000, Mr. Rauf has served as Manager, Finance from February 2000 to April 2001, Director, Finance from April 2001 to December 2002, Vice President, Finance from December 2002 to July 2005 and Senior Vice President, Finance from July 2005 to September 2007. Prior to joining Calpine, Mr. Rauf held various accounting and finance roles with Enron North America and Dynegy Inc. He earned his bachelor's degree in business and commerce and masters in business administration-finance from the University of Houston.

Pursuant to Mr. Rauf's offer letter (the "Letter"), Mr. Rauf will receive an initial base salary of $475,000 a year. Mr. Rauf will remain eligible to participate in the Calpine Corporation 2008 Calpine Incentive Plan (the "CIP"), which provides for an annual discretionary bonus based on corporate, departmental and individual performance, with Mr. Rauf's target bonus under the CIP to be 90% of his pro-rated annual base salary, with the opportunity to receive a maximum annual cash bonus of 200% of base salary. The amount of the bonus, if any, awarded to Mr. Rauf under the CIP is subject to the Company's discretion.

In addition, a grant of an option to purchase 100,000 shares of common stock of the Company ("the Grant") was recommended to and approved by the Compensation Committee of the Company's Board of Directors. The Grant vests in three equal annual installments on the first, second and third anniversaries of the grant date and expires after 10 years or upon termination of employment, whichever comes first. The Grant is made under the provisions and terms of the Calpine Corporation 2008 Equity Incentive Plan and shall become immediately vested in full upon the occurrence of a Change in Control (as defined in the Calpine Corporation 2008 Equity Incentive Plan). Mr. Rauf will be eligible to participate in future annual equity grants beginning in 2010.

A copy of the Letter and the Non-Qualified Stock Option Agreement setting forth the terms of the Grant are filed herewith as Exhibits 10.1 and 10.2, respectively, and a copy of the Calpine Corporation 2008 Equity Incentive Plan is incorporated by reference as Exhibit 10.3 hereto. The foregoing description is qualified in its entirety by reference to the full text of such Exhibits, each of which is hereby incorporated by reference herein.

ITEM 9.01 — FINANCIAL STATEMENTS AND EXHIBITS

Exhibits

Exhibit No.	Description
10.1	Letter Agreement, dated December 17, 2008, between the Company and Zamir Rauf.*†
10.2	Non-Qualified Stock Option Agreement between the Company and Zamir Rauf, dated December 17, 2008.*†
10.3	Calpine Corporation 2008 Equity Incentive Plan (incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-8 (Registration No. 333-149074), filed with the SEC on February 6, 2008).†

_____

*   Filed herewith.

†   Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CALPINE CORPORATION

By: /s/ Zamir Rauf
     Zamir Rauf
     Executive Vice President and
     Chief Financial Officer

Date: December 18, 2008

3

EXHIBIT INDEX

Exhibit No.	Description
10.1	Letter Agreement, dated December 17, 2008, between the Company and Zamir Rauf.*†
10.2	Non-Qualified Stock Option Agreement between the Company and Zamir Rauf, dated December 17, 2008.*†
10.3	Calpine Corporation 2008 Equity Incentive Plan (incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-8 (Registration No. 333-149074), filed with the SEC on February 6, 2008).†

_____

*   Filed herewith.

†   Management contract or compensatory plan or arrangement.

EXHIBIT 10.1

December 17, 2008

Zamir Rauf
Via hand delivery

Dear Zamir,

On behalf of Calpine Corporation, I am pleased to confirm your promotion to the regular, full-time position of Executive Vice-President and Chief Financial Officer for Calpine Corporation located in Houston, Texas effective December 15, 2008. Details of this offer are provided below:

Title:	Executive Vice-President and Chief Financial Officer
Reporting to:	Jack Fusco, *Chief Executive Officer*
Base Salary:	$ 18,269.23 paid bi-weekly (annualized at $475,000.00)
Annual bonus Program:	You will be eligible to participate in the Calpine Incentive Plan (CIP), which provides for annual bonus based both on corporate financial results and individual performance. Your CIP target will be 90% of your pro-rated annual base wages with the opportunity to receive a maximum annual cash bonus of 200% of Base Salary and can be increased or decreased in accordance with the corporate financial results and your individual performance.

We are also recommending that you receive an annual equity grant associated with your promotion. This equity grant is based on Calpine's stock price on the Compensation Committee approval date. The grant, if approved, will be 100,000 stock options. The grant would vest within 3 years from the grant date and would expire after 10 years or when you leave the company, whichever comes first. You will be advised of the decision on the grant as soon as is administratively possible following the Compensation Committee meeting of the Board of Directors. In other respects, the options and restricted stock will be governed by the terms of the Calpine Corporation 2008 Equity Incentive Plan. You will be eligible to participate in future equity grants beginning in 2010.

Zamir, we view this promotion as an excellent opportunity for you and are confident Calpine can continue to provide you with challenging and rewarding employment.

Very truly yours,

/s/ Jack A. Fusco

Jack A. Fusco
Chief Executive Officer

/s/ Zamir Rauf   December 17, 2008
Zamir Rauf   Date

EXHIBIT 10.2

CALPINE CORPORATION

ANNUAL EXECUTIVE
NON-QUALIFIED STOCK OPTION AGREEMENT
(Pursuant to the 2008 Equity Incentive Plan)

       OPTION granted **December 17, 2008** (the "Grant Date"), by Calpine Corporation, a Delaware corporation (the "Corporation"), to **ZAMIR RAUF** (the "Grantee") pursuant to this Non-Qualified Stock Option Agreement ("Stock Option Agreement").

       1. **GRANT OF OPTION.** The Corporation hereby grants to the Grantee the irrevocable Option to purchase, on the terms and subject to the conditions set forth herein and in the Plan (as defined below), up to **100,000** fully paid and nonassessable shares ("Total Shares") of the Corporation's Common Stock, par value $.001 per share, at the option price of **$8.01** per share, being not less than 100% of the fair market value of such Common Stock on the Grant Date.

       The Option is granted pursuant to the Corporation's 2008 Equity Incentive Plan (the "Plan"), a copy of which is attached hereto. The Option is subject in its entirety to all the applicable provisions of the Plan as in effect on the Grant Date, which are hereby incorporated herein by reference. The Option is not intended to qualify as an "incentive stock option" within the meaning of Section 422 of the Code. Except as otherwise provided herein, or unless the context clearly indicates otherwise, capitalized terms not otherwise defined herein shall have the same definitions as provided in the Plan.

       2. **PERIOD OF OPTION.** The period of the Option shall commence on the Grant Date and expire on the tenth (10th) anniversary of the Grant Date ("Option Period"). Notwithstanding the foregoing, upon a termination of employment or service with the Corporation, the Option shall expire in accordance with Section 13 of the Plan.

The Option (or any lesser amount thereof) may be exercised from time to time during the Option Period as to the number of Total Shares allowable under Section 3 below and the Plan.

       3. **EXERCISE OF OPTION.** The Option is cumulatively exercisable ("vested") in installments in accordance with the following schedule, provided the Grantee has been continuously employed by the Corporation through the anniversary dates of the Grant Date set forth below:

Fiscal Year Beginning on the Grant Date and the Anniversary Date of the Grant Date	Cumulative Percentage of Total Shares Subject to Option Purchasable
First	33-1/3%
Second	66-2/3%
Third	100%

Continuous employment includes any paid leave of absence and any unpaid leave of absence up to 30 days, but does not include any unpaid leave of absence after 30 days.

Notwithstanding any other provision herein to the contrary, upon the occurrence of a Change in Control (as defined in the Plan), the Option shall become immediately vested in full.

    4. **SECURITIES ACT REQUIREMENTS.** In addition to the requirements set forth herein and in the Plan, (i) the Option shall not be exercisable in whole or in part, and the Corporation shall not be obligated to issue any shares of Common Stock subject to any such Option, if such exercise and sale or issuance would, in the opinion of counsel for the Corporation, violate the Securities Act of 1933 (the "1933 Act") or other Federal or state statutes having similar requirements, as they may be in effect at that time; and (ii) each Option shall be subject to the further requirement that, at any time that the Committee shall determine, in its discretion, that the listing, registration or qualification of the shares of Common Stock subject to such Option under any securities exchange requirements or under any applicable law, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the issuance of shares of Common Stock, such Option may not be exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee.

    5. **METHOD OF EXERCISE OF OPTION.** Subject to the provisions of the Plan and Section 4 hereof, the exercise price of Common Stock acquired pursuant to an Option shall be paid, to the extent permitted by applicable statutes and regulations, either (i) in cash or by certified or bank check at the time the Option is exercised or (ii) in the discretion of the Committee, upon such terms as the Committee shall approve, the exercise price may be paid: (A) by delivery to the Corporation of other Common Stock, duly endorsed for transfer to the Corporation, with a Fair Market Value on the date of delivery equal to the exercise price (or portion thereof) due for the number of shares being acquired, or by means of attestation whereby the Grantee identifies for delivery specific shares of Common Stock that have a Fair Market Value on the date of attestation equal to the exercise price (or portion thereof) and receives a number of shares of Common Stock equal to the difference between the number of shares thereby purchased and the number of identified attestation shares of Common Stock (a "Stock for Stock Exchange"); (B) a "cashless" exercise program established with a broker; (C) by reduction in the number of shares of Common Stock otherwise deliverable upon exercise of such Option with a Fair Market Value equal to the aggregate exercise price at the time of exercise, or (D) in any other form of legal consideration that may be acceptable to the Committee. The purchase price of Common Stock acquired pursuant to an Option that is paid by delivery (or attestation) to the Corporation of other Common Stock acquired, directly or indirectly from the Corporation, shall be paid only by shares of the Common Stock of the Corporation that have been held for more than six months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes). Notwithstanding the foregoing, during any period for which the Common Stock is publicly traded (i.e., the Common Stock is listed on any established stock exchange or a national market system) an exercise by Grantee that involves or may involve a direct or indirect extension of credit or arrangement of an extension of credit by the Corporation, directly or indirectly, in violation of Section 402(a) of the Sarbanes-Oxley Act (codified as Section 13(k) of the Exchange Act) shall be prohibited with respect to this award.

6. **TRANSFERABILITY.** The Option is not transferable otherwise than by will or pursuant to the laws of descent and distribution, and is exercisable during the Grantee's lifetime only by the Grantee.

7. **BINDING AGREEMENT.** This Stock Option Agreement shall be binding upon and shall inure to the benefit of any successor or assign of the Corporation, and, to the extent herein provided, shall be binding upon and inure to the benefit of the Grantee's beneficiary or legal representatives, as they case may be.

8. **ENTIRE AGREEMENT.** This Stock Option Agreement and the Plan set forth the entire agreement of the parties with respect to the Option granted hereby and may not be changed orally but only by an instrument in writing signed by the party against whom enforcement of any change, modification or extension is sought.

9. **ELECTRONIC DELIVERY AND SIGNATURES.** The Corporation may, in its sole discretion, decide to deliver any documents related to the Option or to participation in the Plan or to future options that may be granted under the Plan by electronic means or to request the Grantee's consent to participate in the Plan by electronic means. Grantee hereby consents to receive such documents by electronic delivery and, if requested, to agree to participate in the Plan through an on-line or electronic system established and maintained by the Corporation or another third party designated by the Corporation. If the Corporation establishes procedures of an electronic signature system for delivery and acceptance of Plan documents (including any Award Agreement like this Option), the Grantee hereby consents to such procedures and agrees that his or her electronic signature is the same as, and shall have the same force and effect as, his or her manual signature.

10. **WITHHOLDING OF TAX.** To the extent that the exercise of the Option or the disposition of shares of Corporation's Common Stock acquired by exercise of the Option results in compensation income to the Grantee for federal or state income tax purposes, the Grantee shall pay to the Corporation at the time of such exercise or disposition such amount of money or, if the Corporation so determines, shares of Common Stock, as the Corporation may require to meet its obligation under applicable tax laws or regulations and, if the Grantee fails to do so, the Corporation is authorized to withhold from any cash remuneration then or thereafter payable to the Grantee, any tax required to be withheld by reason of such resulting compensation income or the Corporation may otherwise refuse to issue or transfer any shares otherwise required to be issued or transferred pursuant to the terms hereof.

11. **ADJUSTMENTS/CHANGES IN CAPITALIZATION.** This award is subject to the adjustment provisions set forth in the Plan.

Subject to Section 9 above, if the foregoing is in accordance with your understanding and approved by you, please so confirm by signing and returning the duplicate of this Stock Option Agreement enclosed for that purpose.


CALPINE CORPORATION

By: /s/ Jack Fusco
_____
      Jack Fusco
      President and Chief Executive Officer


The foregoing is in accordance with my understanding and is hereby confirmed and agreed to as of the Grant Date.


/s/ Zamir Rauf
_____

Zamir Rauf

4
